

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Jason W. Aiken
Chief Financial Officer
General Dynamics Corporation
11011 Sunset Hills Road
Reston, VA 20190

> **Re: General Dynamics Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2022**
> **File No. 001-03671**

Dear Jason W. Aiken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program